UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

OMB Number 3235-0058	SEC File Number 333-150385	CUSIP Number 40431B100

(Check One):   ☒ Form 10-Q   ☐ Form N-SAR   ☐ Form 20-F   ☐ Form N-CSR  ☐  Form 10-K   ☐ Form 11-K   ☐ Form 10-D

For the Quarter Ended: February 29, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

HQ GLOBAL EDUCATION INC.
Full name of Registrant

N/A
Former Name if Applicable

27th Floor, BOBO Fortune Center, No.368, South Furong Road, Changsha City
Address of Principal Executive Office (Street and Number)

Hunan Province, PRC
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended February 29, 2012 (the “Quarterly Report”) on a timely basis due to a delay experienced by the Registrant in completing the financial statements to be included in the Quarterly Report. The Registrant is still in the process of compiling the required information to complete its financial statements and its independent registered public accounting firm requires additional time to complete its review of the financial statement for the quarter ended February 29, 2012 to be incorporated in the Quarterly Report.

The Registrant anticipates filing its Quarterly Report on Form 10-Q on or before April 23, 2012.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ran Jiang	(212)	(212) 752-9700
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒  No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐  No ☒

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HQ GLOBAL EDUCATION INC.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 13, 2012	By:	/s/ Guangwen He
Name: Guangwen He
Title: President, Chief Executive Officer and Director